BofA Finance LLC $394,000

Fixed Income Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Pricing Supplement

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

October 21, 2026

Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

•The Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF, due October 26, 2027 (the “Notes”) priced on October 21, 2026 and will issue on October 26, 2026.

•Approximate 12 month term.

•Payments on the Notes will depend on the individual performance of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF (each an “Underlying”).

•A fixed coupon rate of 12.25% per annum (3.0625% per quarter) payable quarterly.

•If any Underlying declines by more than 30% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Least Performing Underlying, with up to 100% of the principal at risk; otherwise, at maturity, you will receive the principal amount. At maturity you will also receive the final Fixed Coupon Payment regardless of the performance of the Least Performing Underlying.

•All payments on the Notes are subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•The Starting Values of the Underlyings were determined on October 20, 2026 (the “Strike Date”). The Starting Value of each of the State Street® SPDR® S&P® Bank ETF and the iShares® U.S. Home Construction ETF is higher than its respective Closing Market Price on the pricing date. The Starting Value of the State Street® SPDR® S&P® Metals & Mining ETF is lower than its Closing Market Price on the pricing date.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09712HJ60.

The initial estimated value of the Notes as of the pricing date is $982.20 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-23 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$3.00	$997.00
Total	$394,000.00	$1,182.00	$392,818.00

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $997.00 per $1,000.00 in principal amount of Notes.

(2)The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $3.00, resulting in proceeds, before expenses, to BofA Finance of as low as $997.00 per $1,000.00 in principal amount of Notes. The total underwriting discount and proceeds, before expenses, to BofA Finance specified above reflect the aggregate of the underwriting discounts per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 12 months.
Underlyings:

The State Street® SPDR® S&P® Bank ETF (Bloomberg symbol: “KBE”), the State Street® SPDR® S&P® Metals & Mining ETF (Bloomberg symbol: “XME”) and the iShares® U.S. Home Construction ETF (Bloomberg symbol: “ITB”).

Strike Date:	October 20, 2026
Pricing Date:	October 21, 2026
Issue Date:	October 26, 2026
Valuation Date:	October 21, 2027, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” in the accompanying product supplement.
Maturity Date:	October 26, 2027
Starting Value:

KBE: $64.36

XME: $100.35

ITB: $87.32

The Starting Values of the Underlyings were determined on the Strike Date. The Starting Value of each of the State Street® SPDR® S&P® Bank ETF and the iShares® U.S. Home Construction ETF is higher than its respective Closing Market Price on the pricing date. The Starting Value of the State Street® SPDR® S&P® Metals & Mining ETF is lower than its Closing Market Price on the pricing date.

Ending Value:	With respect to each Underlying, its Closing Market Price on the Valuation Date, multiplied by its Price Multiplier.
Price Multiplier:

With respect to each Underlying, 1, subject to adjustment for certain events relating to that Underlying as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Threshold Value:

KBE: $45.05, which is 70.00% of its Starting Value (rounded to two decimal places).

XME: $70.25, which is 70.00% of its Starting Value (rounded to two decimal places).

ITB: $61.12, which is 70.00% of its Starting Value (rounded to two decimal places).

Fixed Coupon Payment:

We will pay a quarterly Fixed Coupon Payment of $30.625 per $1,000.00 in principal amount of Notes (equal to a rate of 3.0625% per quarter or 12.25% per annum) on the applicable Fixed Payment Date (including the Maturity Date).

Redemption Amount:

The Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

b) If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

FIXED INCOME YIELD NOTES | PS-2

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

In this case, the Redemption Amount (excluding the final Fixed Coupon Payment) will be less than 70.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

The Redemption Amount will also include the final Fixed Coupon Payment regardless of the performance of the Least Performing Underlying.

Fixed Payment Dates:	As set forth beginning on page PS-4
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09712HJ60
Underlying Return:	With respect to each Underlying,
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. The final Fixed Coupon Payment will be prorated by the calculation agent to reflect the length of the final fixed payment period. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

FIXED INCOME YIELD NOTES | PS-3

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Fixed Payment Dates

Fixed Payment Dates
January 26, 2027
April 26, 2027
July 26, 2027
October 26, 2027 (the “Maturity Date”)

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlyings. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-7), reduced the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you are paying to purchase the Notes is greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value of the Notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-23.

FIXED INCOME YIELD NOTES | PS-4

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Redemption Amount Determination

On the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?

You will receive: $1,000.00

You will receive:

In this case, the Redemption Amount (excluding the final Fixed Coupon Payment) will be less than 70.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

The Redemption Amount will also include the final Fixed Coupon Payment regardless of the performance of the Least Performing Underlying.

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

FIXED INCOME YIELD NOTES | PS-5

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Hypothetical Payout Profile and Examples of Payments at Maturity

Fixed Income Yield Notes Table

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100 for the Least Performing Underlying, a hypothetical Threshold Value of 70 for the Least Performing Underlying, the Fixed Coupon Payment of $30.625 per $1,000.00 in principal amount of Notes and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Values, Threshold Values and Ending Values of the Underlyings, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of that Underlying or on the securities or assets included in that Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note (including the final Fixed Coupon Payment)	Return on the Notes(1)
160.00	60.00%	$1,030.625	3.0625%
150.00	50.00%	$1,030.625	3.0625%
140.00	40.00%	$1,030.625	3.0625%
130.00	30.00%	$1,030.625	3.0625%
120.00	20.00%	$1,030.625	3.0625%
110.00	10.00%	$1,030.625	3.0625%
105.00	5.00%	$1,030.625	3.0625%
102.00	2.00%	$1,030.625	3.0625%
100.00(2)	0.00%	$1,030.625	3.0625%
90.00	-10.00%	$1,030.625	3.0625%
80.00	-20.00%	$1,030.625	3.0625%
70.00(3)	-30.00%	$1,030.625	3.0625%
69.99	-30.01%	$730.525	-26.9475%
60.00	-40.00%	$630.625	-36.9375%
50.00	-50.00%	$530.625	-46.9375%
0.00	-100.00%	$30.625	-96.9375%

(1)	The “Return on the Notes” is calculated based on the Redemption Amount and final Fixed Coupon Payment, not including any Fixed Coupon Payments paid prior to maturity.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value of each Underlying is set forth on page PS-2 above.
(3)	This is the hypothetical Threshold Value of the Least Performing Underlying.
FIXED INCOME YIELD NOTES | PS-6

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-28 below.

Structure-related Risks

•Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Ending Value of any Underlying is less than its Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Least Performing Underlying and you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, you will lose a significant portion or all of your investment in the Notes.

•Your return on the Notes is limited to the return represented by the Fixed Coupon Payments over the term of the Notes. Your return on the Notes is limited to the Fixed Coupon Payments paid over the term of the Notes, regardless of the extent to which the closing value or Ending Value of any Underlying exceeds its Starting Value. Similarly, the amount payable at maturity will never exceed the sum of the principal amount and the Fixed Coupon Payment, regardless of the extent to which the closing value or the Ending Value of any Underlying exceeds its Starting Value. In contrast, a direct investment in the Underlyings or in the securities or assets held by or included in the Underlyings would allow you to receive the benefit of any appreciation in their values. Any return on the Notes will not reflect the return you would realize if you actually owned those securities or assets and received the dividends paid or distributions made on them.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Fixed Coupon Payment may be less than the yield on a conventional debt security of comparable maturity.

•The Redemption Amount will not reflect changes in the prices of the Underlyings other than on the Valuation Date. The prices of the Underlyings during the term of the Notes other than on the Valuation Date will not affect the Redemption Amount. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlyings while holding the Notes, as the performance of the Underlyings may influence the market value of the Notes. The calculation agent will calculate the Redemption Amount by comparing only the Threshold Value to the Ending Value for each Underlying. No other prices of the Underlyings will be taken into account. As a result, if the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will receive less than the principal amount at maturity even if the price of each Underlying was always above its Threshold Value prior to the Valuation Date.

•Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Ending Value of one Underlying is greater than or equal to its Threshold Value. Your Notes are linked to the least performing of the Underlyings, and a change in the price of one Underlying may not correlate with changes in the prices of the other Underlyings. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the price of one Underlying could be offset to some extent by the appreciation in the prices of the other Underlyings. In the case of the Notes, the individual performance of each Underlying would not be combined, and the depreciation in the price of one Underlying would not be offset by any appreciation in the prices of the other Underlyings. Even if the Ending Value of an Underlying is at or above its Threshold Value, you will lose a significant portion or all of your investment in the Notes if the Ending Value of the Least Performing Underlying is below its Threshold Value.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlyings. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related

FIXED INCOME YIELD NOTES | PS-7

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks

•The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the prices of the Underlyings, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlyings, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlyings or the securities or assets held by or included in the Underlyings, as applicable, or futures or options contracts or exchange traded instruments on the Underlyings or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlyings or those securities or assets. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlyings or securities or assets represented by the Underlyings, except to the extent that BAC’s common stock may be included in the Underlyings, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlyings, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the prices of the Underlyings in a manner that could be adverse to your investment in the Notes. On or before the Strike Date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may have adversely affected the prices of the Underlyings. Consequently, the prices of the Underlyings may change subsequent to the Strike Date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have adversely affected the prices of the Underlyings on the Strike Date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes, the Underlyings or the securities represented by the Underlyings and may hold or resell the Notes, the Underlyings or the securities represented by the Underlyings. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the prices of the Underlyings, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

FIXED INCOME YIELD NOTES | PS-8

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

•The Notes are subject to risks associated with the home construction sector. All of the stocks held by the ITB are issued by companies whose primary line of business is directly associated with the home construction sector. The home construction sector is significantly affected by factors in general and local economic conditions and real estate markets, as well as by weather conditions, natural disasters and geopolitical events, any of which could affect the ability of the companies whose stock is held by the ITB to conduct their businesses profitably. The home construction sector is cyclical and has from time to time experienced significant difficulties. The prices of the stocks held by the ITB and, in turn, the price of the ITB, will be affected by a number of factors that may either offset or magnify each other, including a decline in the value of real estate, employment levels and job growth, housing demand and interest rates. Any adverse development in the home construction sector may have a material adverse effect on the stocks held by the ITB, and as a result, on the value of the Notes.

•The stocks held by the ITB are concentrated in one sector. The ITB holds securities issued by companies whose primary line of business is directly associated with the home construction sector. As a result, some of the stocks that will determine in part the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the ITB, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•Adverse conditions in the metals and mining sector may reduce your return on the Notes. All of the stocks held by the XME are issued by companies whose primary lines of business are directly associated with the metals and mining sector. Metals and mining companies can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, commodity prices, and tax and other government regulations. Investments in metals and mining companies may be speculative and may be subject to greater price volatility than investments in other types of companies. Risks of metals and mining investments include: changes in international monetary policies or economic and political conditions that can affect the supply of precious metals and consequently the value of metals and mining company investments; the United States or foreign governments may pass laws or regulations limiting metals investments for strategic or other policy reasons; and increased environmental or labor costs may depress the value of metals and mining investments. Any adverse developments affecting the metals and mining sector could adversely affect the price of the XME and, in turn, the value of the Notes.

•The Notes are subject to risks associated with the banking industry. All of the stocks held by the KBE are issued by companies in the banking industry. The performance of companies in the banking industry are influenced by many complex and unpredictable factors, including industry competition, interest rates, geopolitical events, the ability of borrowers to repay loans, government regulation, and supply and demand for the products and services offered by such companies. Any adverse development in the banking industry may have a material adverse effect on the stocks held by the KBE, and as a result, on the value of the Notes. The Notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

•The stocks held by the KBE are concentrated in one sector. The KBE holds securities issued by companies in the banking sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the KBE, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The stocks held by the XME are concentrated in one sector. The XME holds securities issued by companies in the metals and mining sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the XME, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The performance of an Underlying may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the Underlying, especially during periods of market volatility. The performance of an Underlying and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of an Underlying may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the Underlying not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Underlying, differences in trading hours between the Underlying (or the underlying assets held by the Underlying) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of each Underlying are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of an Underlying may differ from its net asset value per share or unit; shares or units of the Underlying may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the Underlying and the liquidity of the Underlying may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the Underlying. Further, market volatility may adversely affect,

FIXED INCOME YIELD NOTES | PS-9

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the Underlying. As a result, under these circumstances, the market value of shares or units of the Underlying may vary substantially from the net asset value per share or unit of the Underlying.

•The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of an Underlying and other terms of the Notes to reflect certain actions by an Underlying, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect an Underlying and will have broad discretion to determine whether and to what extent an adjustment is required.

•The publisher or the sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its prices, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its price. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities substantially similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as consisting of a put option and a deposit, as more fully described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income, gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

FIXED INCOME YIELD NOTES | PS-10

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the investment advisor of the KBE, the investment advisor of the XME and the investment advisor of the ITB (collectively, the “Investment Advisors”). The Investment Advisors, which license the copyright and all other rights to the respective Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings. The consequences of any Investment Advisor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of any Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The State Street® SPDR® S&P® Bank ETF

The KBE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Banks Select Industry Index (the “underlying index”). The underlying index represents the banks industry portion of the S&P® Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The KBE is composed of companies that are publicly traded money centers and leading regional banks or thrifts.

The KBE utilizes a “sampling” investment approach in attempting to track the performance of the underlying index. The KBE typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The KBE will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index. The returns of the KBE may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The shares of the KBE are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, information filed with the SEC relating to the KBE, including its periodic financial reports, may be found on the SEC website.

The S&P Banks Select Industry Index

This underlying index is an equal-weighted index that is designed to measure the performance of the banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the banks industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•float-adjusted market capitalization above US$2 billion and float-adjusted liquidity ratio above 100%; or

•float-adjusted market capitalization above US$1 billion and float-adjusted liquidity ratio above 50%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

•Market Capitalization: Float-adjusted market capitalization should be at least US$1 billion for inclusion in the underlying index.

•Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$2 billion must have a liquidity ratio greater than 100% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$1 and US$2 billion must have a liquidity ratio greater than 50% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P®, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P® believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or

FIXED INCOME YIELD NOTES | PS-11

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Computation of the Underlying Index

The underlying index is calculated as the underlying index market value divided by the divisor. In an equal-weighted index like the underlying index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the underlying index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlying index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlying index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the underlying index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the underlying index committee, as defined below. The maximum basket liquidity weight for each stock in the underlying index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the underlying index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlying index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlying index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the underlying index contains exactly 22 stocks as of the rebalancing effective date, the underlying index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the underlying index, it may be retained in the underlying index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to underlying index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The underlying index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The underlying index level is the underlying index market value divided by the underlying index divisor. In order to maintain underlying index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlying index market value (after rebalancing) divided by the underlying index value before rebalancing. The divisor keeps the underlying index comparable over time and is one manipulation point for adjustments to the underlying index, which we refer to as maintenance of the underlying index.

FIXED INCOME YIELD NOTES | PS-12

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Historical Performance of the KBE

The following graph sets forth the daily historical performance of the KBE in the period from January 2, 2021 through the Strike Date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the Strike Date, the Closing Market Price of the KBE was $64.36.

This historical data on the KBE is not necessarily indicative of the future performance of the KBE or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the KBE during any period set forth above is not an indication that the Closing Market Price of the KBE is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the KBE.

FIXED INCOME YIELD NOTES | PS-13

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

The State Street® SPDR® S&P® Metals & Mining ETF

The XME seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Metals & Mining Select Industry Index (the “underlying index”). The underlying index represents the metals and mining segment sub-industry portion of the S&P® Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XME is composed of companies that are in the metals and mining sector. The XME trades on NYSE Arca under the ticker symbol “XME.”

The XME utilizes a “sampling” investment approach in attempting to track the performance of its underlying index. The XME typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XME will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.

The shares of the XME are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, information filed with the SEC relating to the XME, including its periodic financial reports, may be found on the SEC website.

The S&P Metals & Mining Select Industry Index

This underlying index is an equal-weighted index that is designed to measure the performance of the metals and mining segment sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE MKT, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the underlying index is a constituent company within the metals and mining sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

•Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

•Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

•Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Computation of the Underlying Index

The underlying index is calculated as the underlying index market value divided by the divisor. In an equal-weighted index like the underlying index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the underlying index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlying index calculation.

FIXED INCOME YIELD NOTES | PS-14

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlying index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the underlying index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the underlying index committee, as defined below. The maximum basket liquidity weight for each stock in the underlying index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the underlying index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlying index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlying index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the underlying index contains exactly 22 stocks as of the rebalancing effective date, the underlying index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the underlying index, it may be retained in the underlying index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to underlying index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The underlying index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The underlying index level is the underlying index market value divided by the underlying index divisor. In order to maintain underlying index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlying index market value (after rebalancing) divided by the underlying index value before rebalancing. The divisor keeps the underlying index comparable over time and is one manipulation point for adjustments to the underlying index, which we refer to as maintenance of the underlying index.

Historical Performance of the XME

The following graph sets forth the daily historical performance of the XME in the period from January 2, 2021 through the Strike Date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the Strike Date, the Closing Market Price of the XME was $100.35.

This historical data on the XME is not necessarily indicative of the future performance of the XME or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the XME during any period set forth above is not an indication that the Closing Market Price of the XME is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the XME.

FIXED INCOME YIELD NOTES | PS-15

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

The iShares® U.S. Home Construction ETF

The shares of the ITB are issued by iShares® Trust, a registered investment company. The ITB seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Select Home Construction Index (the “underlying index”). BlackRock Fund Advisors (“BFA”) is the investment adviser to the ITB. The ITB measures the performance of the home construction sector of the U.S. equity market. The shares of the ITB trade on the NYSE Arca under the ticker symbol “ITB.”

As investment adviser, BFA has overall responsibility for the general management and administration of the ITB. For its investment advisory services to the ITB, BFA is paid a management fee based on the ITB’s average daily net assets as follows: 0.48% per annum of net assets of the ITB less than or equal to $10.0 billion, plus 0.43% per annum of the net assets of the ITB on amounts over $10.0 billion, up to and including $20.0 billion, plus 0.38% per annum of the net assets of the ITB on amounts over $20.0 billion up to and including $30.0 billion, plus 0.34% per annum of the net assets of the ITB on amounts over $30.0 billion, up to and including $40.0 billion, plus 0.33% per annum of the net assets of the ITB on amounts over $40.0 billion, up to and including $50.0 billion, plus 0.31% per annum of the net assets of the ITB on amounts over $50.0 billion, up to and including $60.0 billion, plus 0.2945% per annum of the net assets of the ITB on amounts in excess of $60.0 billion. For the fiscal year ended March 31, 2024, BFA was paid a management fee from the ITB, as a percentage of the ITB’s average daily net assets, at the annual rate of 0.39%.

The shares of the ITB are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, information filed with the SEC relating to the ITB including its periodic financial reports, may be found on the SEC website.

Investment Objective and Strategy

The ITB seeks to track the investment results of the underlying index, which measures the performance of the home construction sector of the U.S. equity market, as defined by S&P Dow Jones Indices LLC (“SPDJI”). The underlying index includes companies that are constructors of residential homes, including manufacturers of mobile and prefabricated homes; manufacturers and distributors of furniture; retailers and wholesalers concentrating on the sale of home improvement products; and producers of materials used in the construction and refurbishment of buildings and structures. The companies selected for inclusion in the underlying index must meet minimum market capitalization requirements, as determined by SPDJI. As of March 31, 2024, a significant portion of the underlying index is represented by securities of companies in the consumer discretionary, home construction and industrials industries or sectors.

Representative Sampling

BFA uses a representative sampling indexing strategy to manage the ITB. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of an applicable underlying index. The ITB may or may not hold all of the securities in the underlying index.

The ITB generally will invest at least 80% of its assets in the component securities of its underlying index and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the underlying index, but which BFA believes will help the ITB track the underlying index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the underlying index.

The Dow Jones U.S. Select Home Construction IndexTM

General

The underlying index is a modified float-adjusted market capitalization-weighted index that is designed to measure the performance of U.S. companies in the home construction sector. The underlying index was first calculated on April 28, 2006, with a base value retrospectively set at 1,000 as of December 31, 1991. The underlying index is reported by Bloomberg L.P. under the ticker symbol “DJSHMB.”

Underlying Index Eligibility

The index universe includes all common stocks of companies in the Dow Jones U.S. Broad Stock Market Index (the “Parent Index”) that are categorized into the into the four sub-sectors as described below, based on a proprietary classification system used by SPDJI.

The underlying index includes companies that are constructors of residential homes, including manufacturers of mobile and prefabricated homes intended for use in one place (“Home Construction” sub-sector); manufacturers and distributors of furniture, including chairs, tables, desks, carpeting, wallpaper and office furniture (“Furnishings” sub-sector); retailers and wholesalers concentrating on the sale of home improvement products including garden equipment, carpets, wallpaper, paint, home furniture, blinds and curtains, and building materials (“Home Improvement Retailers” sub-sector); and producers of materials used in the construction and refurbishment of buildings and structures, including cement and other aggregates, wooden beams and frames, paint, glass, roofing and flooring materials other than carpets (“Building Materials and Fixtures” sub-sector). Limited Partnerships are not eligible for index membership.

FIXED INCOME YIELD NOTES | PS-16

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Parent Index Eligibility and Constituent Selection

Eligibility

The Parent Index is a sub-index of the Dow Jones U.S. Total Stock Market IndexTM and measures the performance of the large-, mid- and small-capitalization U.S. securities. Securities must meet the following eligibility factors to be considered for inclusion in the Dow Jones U.S. Total Stock Market IndexTM:

Domicile. The company should be a U.S. company, which is generally defined as a company that files 10-K annual reports and for which the U.S. portion of fixed assets and revenues constitute a plurality of the total, but need not exceed 50%.

Exchange Listing. A primary listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, CBOE BZX, CBOE BYX, CBOE EDGA or CBOE EDGX exchanges.

Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage real estate investment trusts (“REITs”)) and common stock (i.e., shares). Tracking stocks and companies with multiple share class structures are eligible for inclusion in the Parent Index.

Investable Weight Factor (“IWF”). An IWF of at least 0.10 is required. Current constituents have no minimum requirement.

Liquidity. A float-adjusted liquidity ratio (“FALR”), defined as the annual dollar value traded divided by the float-adjusted market capitalization (“FMC”), is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for IPOs or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized.

•Liquidity requirements are reviewed during the quarterly rebalancings.

•The price (corporate action adjusted) as of the evaluation date, and the shares outstanding and IWF as of the rebalancing effective date are used to calculate the FMC.

•The evaluation date is the five weeks prior to the rebalancing effective date.

•FALR must be greater than or equal to 0.1.

•Current constituents have no minimum requirement.

Constituent Selection

At each annual reconstitution, all eligible securities are selected and form the Dow Jones U.S. Total Stock Market IndexTM. Additionally, at each quarterly rebalancing, certain securities that have undergone a change in the past quarter are eligible to be added to the Dow Jones U.S. Total Stock Market IndexTM if they meet all other eligibility criteria. These securities include:

•Initial Public Offerings (“IPOs”)

•New listings on eligible exchanges

•Issues that moved from Pink Sheets or OTC securities

•Issues that emerged from Bankruptcy Status

•Companies whose domicile has changed to the United States

Current index constituents are not evaluated for continued inclusion during the quarterly rebalances. A stock previously excluded due to failing the IWF or liquidity criteria is not reviewed again until the following annual reconstitution.

For the annual review, all constituents of the Dow Jones U.S. Total Stock Market IndexTM are ranked, based on their closing prices as of the reference date, by full market capitalization and assigned to size-segment indices in descending market capitalization order, subject to buffer rules for current index components, starting with the large-cap index.

•Stocks ranked 600 or larger are automatically assigned to the Dow Jones U.S. Large-Cap Total Stock Market IndexTM. Current large-cap constituents ranked 900 or higher are selected, in descending market capitalization order, until the index contains 750 stocks. Stocks ranked below 900 are removed from the index. If the Dow Jones U.S. Large-Cap Total Stock Market IndexTM does not contain 750 stocks after applying the buffer, the largest non-constituent stocks are added in descending market capitalization order until the index contains 750 stocks.

•Stocks not selected for the large-cap index ranked 2,000 or higher are automatically assigned to the Dow Jones U.S. Small-Cap Total Stock Market IndexTM. Current small-cap constituents ranked 3,000 or higher are selected, in descending market capitalization order, until the index contains 1,750 stocks. If the Dow Jones U.S. Small-Cap Total Stock Market IndexTM does not contain 1,750 stocks after applying the buffer, the largest non-constituent stocks are added until the index contains 1,750 stocks.

•The 2,500 stocks selected for the large-cap and small-cap indices comprise the Parent Index.

FIXED INCOME YIELD NOTES | PS-17

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Constituent Selection

On the last business day of the month prior to the quarterly rebalancing, a non-constituent company must have float-adjusted market capitalization of at least $500 million to enter the underlying index. If a company is already an index constituent, its float-adjusted market capitalization must be at least $100 million to remain in the underlying index. At each quarterly rebalancing, if the component count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-component in the eligible universe is added until the component count reaches 22.

At each rebalancing, the index applies a revenue screen to include companies classified as Building Materials & Fixtures, Furnishings, and Home Improvement Retailers that meet the minimum market capitalization requirements if the majority of revenues are sourced from residential home construction and remodel related business activities.

Constituent Weighting

At each rebalancing, the underlying index is weighted by float-adjusted market capitalization, subject to the following adjustments:

•The weight of any constituent is capped at 22.5%.

•If any constituent's weight exceeds 22.5%, that constituent's weight is capped at 22.5% and all excess weight is proportionally redistributed to all uncapped constituent within the underlying index. If after this redistribution, any constituent breaches the 22.5% weight cap, the process is repeated iteratively until no constituent breaches the 22.5% weight cap.

•Then, the aggregate weight of the constituents in the underlying index with a weight greater than 4.5% is capped at 45%.

•Additionally, the aggregate weight of constituents classified as Furnishings, Home Improvement Retailers, Building Materials and Fixtures is capped at an aggregate maximum weight of 35% and a single company cap of 4.5%. The aggregate weight of constituents classified as Home Construction is capped at an aggregate weight of 65% and a single company cap of 22.5%.

The caps are set to allow for a buffer below the 25%, 5% and 50% limits, respectively.

Index Calculation

The underlying index is a capped, float-adjusted market capitalization-weighted index where index constituents have a defined weight in the underlying index. The index value of the underlying index is simply the market value of the underlying index divided by the index divisor:

Where:

Pi = the price of stock i;

Sharesi = the outstanding shares of stock i;

IWFi = the float factor of stock i (as defined below);

AWFi = the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index

The AWF for each index constituent, i, at rebalancing date, t, is calculated as:

Where:

Wi,t = the uncapped weight of stock i on rebalancing date t based on the float-adjusted market capitalization of all index constituents;

CWi,t = the capped weight of stock i on rebalancing date t as determined by the capping rules described under “— Constituent Weighting” above.

Float Adjustment. Under float adjustment, the share counts used in calculating the underlying index reflect only those shares available to investors rather than a company’s total outstanding shares. Float adjustment excludes shares that are held by other publicly traded companies, government agencies, or certain types of strategic shareholders.

FIXED INCOME YIELD NOTES | PS-18

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

For each component, SPDJI calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the underlying index.

The purpose of the divisor is to maintain continuity of the level of the underlying index following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the underlying index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the underlying index. Thus, the divisor plays a critical role in the underlying index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the underlying index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the underlying index should not be reflected in the level of the underlying index. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the underlying index’s value.

Index Rebalancing

The underlying index is rebalanced quarterly, effective at the open of trading on the Monday following the third Friday of March, June, September and December. Component eligibility is determined as of the last trading day of the month prior to rebalancing. As part of the rebalancing process, index composition, shares and weight caps are adjusted, if necessary.

Additions

With the exception of spin-offs, no additions are made to an index between quarterly rebalancings.

Deletions

Between rebalancings, a company can be deleted from an index due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Deleted constituents are not replaced between rebalancings. If, during the course of the regular review of company classifications, a constituent’s sector classification changes to an ineligible sector, it is removed from the relevant index at the next rebalancing. If a constituent’s sector classification changes due to a corporate action such as a merger or spin-off, it is evaluated and may be removed from the relevant index at that time.

In addition to the scheduled quarterly rebalancings, the underlying index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the underlying index components will be announced at least two business days prior to their implementation date.

Corporate Actions

Type of Corporate Action	Comments	Divisor Adjustment
Company Addition/Deletion	Addition: Companies are added at the float market capitalization weight. Deletion: The weights of all stocks in the underlying index will proportionally change. Relative weights will stay the same.	Yes
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the underlying index.	Yes
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio.	No
Spin-off

The spun-off company is added to the underlying index at a zero price after the market close of the day before the ex-date (with no divisor adjustment). It will remain in the index until the next index rebalancing, at which time it will be evaluated for continued membership.

Maybe
Change in Investable Weight Factor (“IWF”)	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the underlying index.	Yes
Special Dividends	The stock price is adjusted by the amount of the dividend.	Yes
Rights Offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.

Yes

Index Governance

An S&P Dow Jones Indices Index Committee (the “Index Committee”) maintains the underlying index. All Index Committee members are full-time professional members of SPDJI’s staff. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

SPDJI considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index

FIXED INCOME YIELD NOTES | PS-19

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Committee discussions are confidential.

SPDJI’s Index Committees reserve the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules SPDJI will provide sufficient notice, whenever possible.

In addition to the daily governance of indices and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the indices continue to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, SPDJI may publish a consultation inviting comments from external parties.

Historical Performance of the ITB

The following graph sets forth the daily historical performance of the ITB in the period from January 2, 2021 through the Strike Date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the Strike Date, the Closing Market Price of the ITB was $87.32.

This historical data on the ITB is not necessarily indicative of the future performance of the ITB or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the ITB during any period set forth above is not an indication that the Closing Market Price of the ITB is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the ITB.

FIXED INCOME YIELD NOTES | PS-20

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $997.00 per $1,000.00 in principal amount of Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

FIXED INCOME YIELD NOTES | PS-21

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

FIXED INCOME YIELD NOTES | PS-22

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

FIXED INCOME YIELD NOTES | PS-23

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

There is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes or instruments substantially similar to the Notes.  We intend to treat the Notes for all tax purposes as a unit (a “Unit”) consisting of the following:

(i)a put option (the “Put Option”) written by you to us that, if exercised, requires you to pay us an amount equal to the Deposit (as defined below) in exchange for a cash amount based upon the performance of the Underlyings; and

(ii)a deposit with us of a fixed amount of cash, equal to the issue price of the Note, to secure your obligation under the Put Option (the “Deposit”) that pays you interest based on our cost of borrowing at the time of issuance (the “Deposit Interest”).

Based on the treatment of each Note as a Unit consisting of the Put Option and the Deposit, it would be reasonable to allocate each Fixed Coupon Payment between the Deposit and the Put Option and treat 40% of each Fixed Coupon Payment as Deposit Interest and 60% of each Fixed Coupon Payment as Put Option premium. Under this approach, it would be reasonable to allocate 100% of the issue price of a Note to the Deposit and none to the Put Option.

No statutory, judicial or administrative authority directly addresses the proper treatment of the Notes or instruments substantially similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the tax treatment described herein. In the opinion of our counsel, Sidley Austin LLP, the treatment of the Notes described above is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Accordingly, you should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments of the Notes). Unless otherwise expressly stated, the remainder of this discussion is based upon, and assumes, the treatment of each Note as a Unit consisting of the Put Option and the Deposit, as well as the allocation of the Fixed Coupon Payments and issue price of the Note described above.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of any Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code.  If the issuer of any Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of any Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

The Deposit will be treated as a short-term debt instrument. If you are a cash basis U.S. holder, you are not required to accrue Deposit Interest currently for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any Deposit Interest in income as you receive it). If you are an accrual basis taxpayer or a cash basis taxpayer who so elects, you will be required to accrue Deposit Interest

FIXED INCOME YIELD NOTES | PS-24

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

as interest on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include the Deposit Interest in income currently, any gain you realize on the sale, exchange, or maturity of your security will be ordinary income to the extent of the accrued Deposit Interest, which will be determined on a straight-line basis unless you make an election to accrue the Deposit Interest under the constant-yield method, through the date of sale, exchange, or maturity. However, if you are not required and do not elect to accrue Deposit Interest on the Deposit, you will be required to defer deductions for interest on borrowings allocable to your Deposit in an amount not exceeding the deferred income until the deferred income is realized. The Put Option premium will not be included in the income of a U.S. Holder until the sale, exchange, or maturity of the Notes. Accordingly, all of the Put Option premium payments on the Notes (except for the last Put Option premium payment) generally will not be included in the income of a U.S. Holder when they are received.

If at maturity the U.S. Holder receives cash equal to the full principal amount plus the last Deposit Interest payment and the last Put Option premium payment, then such U.S. Holder (i) would include the last Deposit Interest payment in income as interest in the manner described above and (ii) would recognize short-term capital gain equal to the entire amount of Put Option premium, which amount is equal to the sum of all of the Put Option premium payments received.

If at maturity the U.S. Holder receives an amount of cash that is less than the full principal amount and receives the last Deposit Interest payment and the last Put Option premium payment, then such U.S. Holder (i) will include the last Deposit Interest payment in income as interest in the manner described above and (ii) will recognize short-term capital gain or loss with respect to the remaining cash received at maturity (other than the last Put Option premium payment) in an amount equal to the difference between (1) the sum of all of the Put Option premiums received (including the last Put Option premium payment) and (2) the excess of the principal amount of the Note over the amount of such cash received.

Upon a sale or exchange of a Note prior to maturity, a U.S. Holder will generally recognize short-term capital gain or loss with respect to the Deposit (except to the extent such amount is attributable to accrued Deposit Interest). The U.S. Holder will also generally recognize short-term capital gain or loss with respect to the Put Option.  For purposes of determining the amount of such gain or loss, a U.S. Holder should apportion the amount realized on the sale or exchange (other than amounts attributable to accrued but unpaid Deposit Interest payments, which would be taxed as described above) between the Deposit and the Put Option based upon their respective fair market values on the date of such sale or exchange. In general, the amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit, less the U.S. Holder’s adjusted tax basis in the Deposit.  The amount realized that is attributable to the Put Option plus the total Put Option premiums previously received by the U.S. Holder should be treated as short-term capital gain.  Notwithstanding the foregoing, if the fair market value of the Deposit on the date of such sale or exchange exceeds the total amount realized on the sale or exchange (other than amounts attributable to accrued but unpaid Deposit Interest payments), the U.S. Holder should be treated as having (i) sold or exchanged the Deposit for an amount equal to its fair market value on such date and (ii) made a payment (the “Put Option Assumption Payment”) equal to the amount of such excess in exchange for the purchaser’s assumption of the U.S. Holder’s rights and obligations under the Put Option.  In such event, the U.S. Holder should recognize short-term capital gain or loss in respect of the Put Option in an amount equal to the difference between the total Put Option premiums previously received by the U.S. Holder and the Put Option Assumption Payment.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could assert that the Notes are short-term debt instruments, with the result that the timing and character of income or loss on the Notes might differ from the tax treatment described above. Alternatively, under an alternative characterization of the Notes as income-bearing single financial contracts, the entire Fixed Coupon Payments could be required to be included in income as ordinary income by a U.S. holder at the time received or accrued. Other alternative characterizations are possible and prospective investors should consult with their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes.

On December 7, 2007, the IRS released Notice 2008-2 (the "Notice"), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The Notice addressed instruments such as the Notes. According to the Notice, the IRS and Treasury were considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. Although the IRS subsequently obsoleted the Notice on September 29, 2026, it is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

FIXED INCOME YIELD NOTES | PS-25

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the Notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Assuming the treatment of the Notes as set forth above is respected and subject to the discussions below regarding the potential application of Section 871(m) of the Code and the discussions in the accompanying prospectus regarding FATCA, Fixed Coupon Payments with respect to a Note, and gain realized on the sale or exchange of such Note, should not be subject to U.S. federal income or withholding tax under current law, provided that:

•the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code;

•the certification requirement described below has been fulfilled with respect to the beneficial owner; and

•the payment is not effectively connected with the conduct by the Non-U.S. Holder of U.S. trade or business.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form), on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Alternative Tax Treatments. As described above under “— U.S. Holders — Alternative Tax Treatments,” the IRS may seek to apply a different characterization and tax treatment from the treatment described herein. While the U.S. federal income and withholding tax consequences to a Non-U.S. Holder of ownership and disposition of a Note under current law should generally be the same as those described immediately above, it is possible that a Non-U.S. Holder could be subject to withholding tax under certain recharacterizations of the Notes.

Moreover, among the issues addressed in the Notice described in “— U.S. Holders — Alternative Tax Treatments” is the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the Notes, possibly with retroactive effect. Accordingly, prospective investors should consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including the possible implications of the Notice discussed above. Prospective investors should note that we currently do not intend to withhold on any of the payments made with respect to the Notes to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion regarding FATCA in the accompanying prospectus). However, in the event of a change of law or any formal or informal guidance by the IRS, the Treasury or Congress, we (or the applicable paying agent) may decide to withhold on payments made with  respect to the Notes to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld.

Notwithstanding the foregoing, gain from the sale or exchange of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any Fixed Coupon Payment and gain realized on the settlement at maturity, or upon sale or exchange of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Fixed Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2029. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional

FIXED INCOME YIELD NOTES | PS-26

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

FIXED INCOME YIELD NOTES | PS-27

Fixed Income Yield Notes Linked to the Least Performing of the State Street® SPDR® S&P® Bank ETF, the State Street® SPDR® S&P® Metals & Mining ETF and the iShares® U.S. Home Construction ETF

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

FIXED INCOME YIELD NOTES | PS-28